UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PAGAYA TECHNOLOGIES LTD.
(Name of Issuer)

Class A Ordinary Shares, no par value
(Title Class of Securities)

M7S64L115
(CUSIP Number)

Ravi Singh
Oak HC/FT Management Company LLC
2200 Atlantic Street, Suite 300
Stamford, Connecticut 06902
203-717-1350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 65,676,104

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 65,676,104

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

65,676,104 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

10.9%1

14	Type of Reporting Person:

PN

1 Calculated on the basis of 598,298,421 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on January 19, 2024 according to the Issuer’s Form 6-K filed on January 23, 2024.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Associates II, LLC

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 65,676,104

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 65,676,104

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

65,676,104 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

10.9%2

14	Type of Reporting Person:

IA

2 Calculated on the basis of 598,298,421 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on January 19, 2024 according to the Issuer’s Form 6-K filed on January 23, 2024.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 41,553,969

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 41,553,969

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

41,553,969 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

6.5%3

14	Type of Reporting Person:

PN

3 Calculated on the basis of (i) 598,298,421 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on January 19, 2024 according to the Issuer’s Form 6-K filed on January 23, 2024 and (ii) 40,997,607 Class A Ordinary Shares Oak HC/FT Partners V, L.P. currently has the right to acquire.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners V-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 10,079,867

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 10,079,867

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

10,079,867 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

1.7%4

14	Type of Reporting Person:

PN

4 Calculated on the basis of (i) 598,298,421 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on January 19, 2024 according to the Issuer’s Form 6-K filed on January 23, 2024.and (ii) 9,944,808 Class A Ordinary Shares Oak HC/FT Partners V-A, L.P. currently has the right to acquire.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners V-B, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,180,594

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,180,594

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

9,180,594 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

1.5%5

14	Type of Reporting Person:

PN

5 Calculated on the basis of (i) 598,298,421 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on January 19, 2024 according to the Issuer’s Form 6-K filed on January 23, 2024. and (ii) 9,057,585 Class A Ordinary Shares Oak HC/FT Partners V-B, L.P. currently has the right to acquire.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Associates V, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 60,814,430

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 60,814,430

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

60,814,430 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

9.2%6

14	Type of Reporting Person:

IA

6 Calculated on the basis of (i) 598,298,421 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on January 19, 2024 according to the Issuer’s Form 6-K filed on January 23, 2024.and (ii) 60,000,000 Class A Ordinary Shares Oak HC/FT Associates V, L.P. currently has the right to acquire.

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT GP V, LLC

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 60,814,430

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 60,814,430

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

60,814,430 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

9.2%7

14	Type of Reporting Person:

HC

7 Calculated on the basis of (i) 598,298,421 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on January 19, 2024 according to the Issuer’s Form 6-K filed on January 23, 2024 and (ii) 60,000,000 Class A Ordinary Shares Oak HC/FT GP V, LLC currently has the right to acquire.

CUSIP No. M7S64L115

1	Name of Reporting Person: Ann H. Lamont

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

AF

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 126,490,534

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 126,490,534

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

126,490,534 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

19.2%8

14	Type of Reporting Person:

IN

8 Calculated on the basis of (i) 598,298,421 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on January 19, 2024 according to the Issuer’s Form 6-K filed on January 23, 2024 and (ii) 60,000,000 Class A Ordinary Shares Ann H. Lamont currently has the right to acquire.

CUSIP No. M7S64L115

1	Name of Reporting Person: Andrew W. Adams

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☒

3	SEC Use Only

4	Source of Funds

AF

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 126,490,534

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 126,490,534

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

126,490,534 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

19.2%9

14	Type of Reporting Person:

IN

9 Calculated on the basis of (i) 598,298,421 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on January 19, 2024 according to the Issuer’s Form 6-K filed on January 23, 2024 and (ii) 60,000,000 Class A Ordinary Shares Andrew W. Adams currently has the right to acquire.

Item 1.	Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2022, as amended by Amendment No. 1 on January 6, 2023, Amendment No. 2 on May 30, 2023 and Amendment No. 3 on July 20, 2023. This Amendment No. 4 relates to the Class A ordinary shares, no par value (the “Ordinary Shares”), of Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (the “Issuer”), with its principal executive offices located at Azrieli Sarona Bldg, 54th Floor, 121 Derech Menachem Begin, Tel Aviv, Israel.

Item 2.	Identity and Background

(a)       This Amendment No. 4 is filed by (i) Oak HC/FT Partners II, L.P., a Delaware limited partnership (“Fund II”), (ii) Oak HC/FT Associates II, LLC, a Delaware limited liability company (the “Fund II General Partner” and together with Fund II, the “Fund II Reporting Persons”), (iii) Oak HC/FT Partners V, L.P., a Delaware limited partnership (“Fund V”), (iv) Oak HC/FT Partners V-A, L.P., a Delaware limited partnership (“Fund V-A”), (v) Oak HC/FT Partners V-B, L.P., a Delaware limited partnership (“Fund V-B” and together with Fund V, Fund V-A and Fund II, the “Funds”), (vi) Oak HC/FT Associates V, L.P., a Delaware limited partnership (the “Fund V General Partner” and together with the Fund II General Partner, the “General Partners”); (vii) Oak HC/FT GP V, LLC, a Delaware limited liability company (the “Fund V General Partner GP” and, together with Fund V, Fund V-A, Fund V-B and the Fund V General Partner, the “Fund V Reporting Persons) (viii) Ann H. Lamont (“Lamont”) and (ix) Andrew W. Adams (“Adams”) (all together, the “Reporting Persons”). The Fund II General Partner is the general partner of Fund II, as a result of which the Fund II General Partner may be deemed to share beneficial ownership over the securities reported in this Amendment No. 4 as beneficially owned by Fund II. The Fund V General Partner is the general partner of each of Fund V, Fund V-A and Fund V-B, as a result of which the Fund V General Partner may be deemed to share beneficial ownership over the securities reported in this Amendment No. 4 as beneficially owned by each of Fund V, Fund V-A and Fund V-B. The Fund V General Partner GP is the general partner of the Fund V General Partner, as a result of which the Fund V General Partner GP may be deemed to share beneficial ownership over the securities reported in this Amendment No. 4 as beneficially owned by each of Fund V, Fund V-A and Fund V-B. The control persons and investment committee members of the Fund II General Partner and the Fund V General Partner GP are Lamont and Adams, as a result of which Lamont and Adams may be deemed to share beneficial ownership over the securities reported in this Amendment No. 4 as beneficially owned by the Funds. Each General Partner, the Fund V General Partner GP, Lamont and Adams disclaims any beneficial ownership of the securities reported in this Amendment No. 4 except to the extent of its pecuniary interest therein.

(b) The address of the principal office and principal place of business of each of the Reporting Persons referenced in Item 2(a) is c/o 2200 Atlantic Street, Suite 300, Stamford, Connecticut 06902.

(c) Each Fund is a private investment vehicle that directly holds its respective Ordinary Shares reported in this Amendment No. 4. Lamont and Adams are Executive Managing Members of Oak HC/FT Management Company LLC, an affiliate of each General Partner and the Fund V General Partner GP.

(d) – (e). During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referenced in Item 2(a) above is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

The Fund II Reporting Persons expect to review from time to time Fund II’s investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the Amended and Restated Articles of Association of the Issuer and a Registration Rights Agreement to which the Issuer and certain shareholders, including Fund II, are parties (the “Registration Rights Agreement”): (i) purchase additional Ordinary Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Ordinary Shares, options or related derivatives now beneficially owned or hereafter acquired by Fund II; and (iii) engage in other proposals as the Fund II Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund II Reporting Persons may also engage in communications with, among others, other members of the Issuer’s board of directors, the Issuer’s management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, none of the Fund II Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund II Reporting Persons may, at any time and from time to time and subject to the terms of the Registration Rights Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Fund V General Partner expects to review from time to time each of Fund V’s, Fund V-A’s and Fund V-B’s investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Ordinary Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Ordinary Shares, options or related derivatives now beneficially owned or hereafter acquired by each such Fund; and (iii) engage in other proposals as the Fund V General Partner may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund V Reporting Persons may also engage in communications with, among others, other members of the Issuer’s board of directors, the Issuer’s management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, none of the Fund V Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund V Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

This Item 4 is amended and restated to remove a reference to an individual who is no longer affiliated with Oak HC/FT Management Company LLC, an affiliate of the General Partners and the Fund V General Partner GP.

Item 5.	Interest in the Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 4 are incorporated herein by reference. Such information is based upon a total of 598,298,421 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on January 19, 2024 according to the Issuer’s Form 6-K filed on January 23, 2024.

Based upon the affiliations between the Reporting Persons, the Reporting Persons may be deemed to constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Such group may be deemed to be the beneficial owner of 126,490,534 Ordinary Shares, or 19.2% of the Ordinary Shares outstanding.

The power to vote or direct the vote or to dispose or direct the disposition of the Ordinary Shares of the Funds reported herein is shared among each Fund and its General Partner. The control persons and investment committee members of the Fund II General Partner and the Fund V General Partner GP are Lamont and Adams.

(c)       Except as disclosed in Item 4, no Reporting Person has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement among Oak HC/FT Partners II, L.P., Oak HC/FT Associates II, LLC, Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P., Oak HC/FT Partners V-B, L.P., Oak HC/FT Associates V, LLC, Oak HC/FT GP V, LLC, Ann H. Lamont and Andrew W. Adams.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2024	OAK HC/FT PARTNERS II, L.P.

	By:	Oak HC/FT Associates II, LLC
its General Partner

	By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Managing Member

OAK HC/FT ASSOCIATES II, LLC

	By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Managing Member

OAK HC/FT PARTNERS V, L.P.

	By:	Oak HC/FT Associates V, L.P.
its General Partner

	By:	Oak HC/FT GP V, LLC
its General Partner

	By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT PARTNERS V-A, L.P.

	By:	Oak HC/FT Associates V, L.P.
its General Partner

	By:	Oak HC/FT GP V, LLC
its General Partner

	By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT PARTNERS V-B, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT ASSOCIATES V, L.P.

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT GP V, LLC

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

ANN H. LAMONT

/s/ Ann H. Lamont

ANDREW W. ADAMS

/s/ Andrew W. Adams

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated February 21, 2024, with respect to the Class A Ordinary Shares of Pagaya Technologies Ltd. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 21st day of February, 2024.

OAK HC/FT PARTNERS II, L.P.

By:	Oak HC/FT Associates II, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Managing Member

OAK HC/FT ASSOCIATES II, LLC

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Managing Member

OAK HC/FT PARTNERS V, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT PARTNERS V-A, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT PARTNERS V-B, L.P.

By:	Oak HC/FT Associates V, L.P.
its General Partner

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT ASSOCIATES V, L.P.

By:	Oak HC/FT GP V, LLC
its General Partner

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

OAK HC/FT GP V, LLC

By:	/s/ Ann H. Lamont
Name: Ann H. Lamont
Title: Director

ANN H. LAMONT

/s/ Ann H. Lamont

ANDREW W. ADAMS

/s/ Andrew W. Adams